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International Growth and Income Fund, Inc.
One Market, Steuart Tower
Suite 1800
San Francisco, California  94105
Phone (415) 421-9360

Patrick Quan
Secretary

July 21, 2009

Ms. Laura Hatch, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	International Growth and Income Fund, Inc.
File Nos. 811-22215 and 033-152323

Dear Ms. Hatch:

This letter is in response to oral comments we received from you on July 17, 2009 to the fund’s Post-Effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933 and Amendment No. 4 to the Registration Statement under the Investment Company Act of 1940.  We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the fund’s Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective on September 1, 2009.

1.          Investment objective – page 1 of the fund’s prospectus

Comment:   The fund’s stated investment objective on page 1 of the prospectus differs in its description of the growth aspect of the objective from the investment objective in the Investment objective, strategies and risks section on page 7 of the prospectus.

Response:   We will conform the language on page 7 of the prospectus to the investment objective stated on page 1 of the prospectus.

2.         Fees and expenses of the fund – page 1 of the fund’s prospectus

Comment:   Please conform the heading of the Shareholder fees table to the wording in Form N-1A.

Response:   We will add the word “fees” to the parenthetical under the heading “Shareholder fees” to conform to the wording in Form N-1A.

3.         Fees and expenses of the fund – page 2 of the fund’s prospectus

Comment:   The footnote following the examples table should refer to the fact that the amount is estimated.  In addition, the footnote should not be applicable to the F-2 share class in the examples table.

Response:   We will modify the footnote to clarify that the amounts are estimated and will remove the reference to the footnote from the F-2 share class in the examples table.

The changes described above will also be made to the fund’s retirement plan prospectus, to the extent the change applies to that document. Thank you for your consideration of our response to your comments.

If you have any questions please do not hesitate to contact me at (415) 393-7110 or Michael Triessl at (213) 615-4024.

Sincerely,
/s/ Patrick Quan
Patrick Quan
Secretary